                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K



         [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       Or

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                        Commission file number 001-14793

             FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF THE
                               U.S. VIRGIN ISLANDS

 (Full title of the Plan and address of the Plan, if different from that of the issuer named below)

                                 FIRST BANCORP.

                       1519 Ponce de Leon Avenue, Stop 23
                        Santurce, Puerto Rico 00908-0146

 (Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
INDEX
--------------------------------------------------------------------------------


                                                                        PAGE (s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for
 Benefits at December 31, 2003 and 2002.......................................2

Statement of Changes in Net Assets
 Available for Benefits for the year ended December 31, 2003..................3

Notes to Financial Statements.............................................4 - 7

SUPPLEMENTAL SCHEDULE*

Exhibit I -
  Schedule of Assets (Held at End of Year) - December 31, 2003................8


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico
June 18, 2004

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------



                                                                2003         2002
                                                             ----------   ----------

ASSETS
Investments
  Investments in mutual funds, at fair value                 $1,505,323   $  633,190
  Investment in First BanCorp. common stock, at fair value      452,215       83,356
  Participant loans receivable                                  277,481      428,532
                                                             ----------   ----------
        Total investments                                     2,235,019    1,145,078
                                                             ----------   ----------

RECEIVABLES
  Employer contributions                                        107,257       26,431
  Participant contributions                                          --        7,613
  Other receivables, principally interest and dividends              --          768
                                                             ----------   ----------
        Total receivables                                       107,257       34,812
                                                             ----------   ----------
Cash                                                             33,193       52,283
                                                             ----------   ----------
        Total assets                                          2,375,469    1,232,173
LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
Due to broker for securities purchased                              578       11,186
                                                             ----------   ----------
        Net assets available for benefits                    $2,374,891   $1,220,987
                                                             ==========   ==========




         The accompanying notes are an integral part of these financial statements.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------


                                                                     2003
                                                                 ----------
ADDITIONS
Additions to net assets attributed to
  Investment income
    Net appreciation in fair value of investments                $  240,832
    Interest income on participant loans                             24,606
    Dividends                                                        27,860
                                                                 ----------
                                                                    293,298
                                                                 ----------

  Contributions
    Employer                                                        145,712
    Participants                                                    227,595
    Rollovers from other qualified plans                            561,395
                                                                 ----------
                                                                    934,702
                                                                 ----------
        Total additions                                           1,228,000

DEDUCTIONS
Benefits paid to participants                                        74,096
                                                                 ----------
        Net increase in net assets available for benefits         1,153,904

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                 1,220,987
                                                                 ----------
End of year                                                      $2,374,891
                                                                 ==========


         The accompanying notes are an integral part of these financial statements.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.      DESCRIPTION OF THE PLAN

        REPORTING ENTITY

        The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands (the "Plan") sponsored by FirstBank Puerto Rico (the "Bank") for its U.S. Virgin Islands employees only.

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        GENERAL

        The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        In October 2002, FirstBank of Puerto Rico acquired Chase Manhattan Bank's branches at the U.S. Virgin Islands. As part of the transaction, former Chase employees began to participate in FirstBank Retirement Plan for Residents of the U.S. Virgin Islands and had the option to roll-over balances from Chase's plans.


        All full-time employees are eligible to participate in the Plan after completion of one year of service.

        CONTRIBUTIONS

        Participants are permitted to contribute up to 10% of their pre-tax annual compensation, as defined in the Plan, and up to an additional 8% on an after-tax basis. During the plan year, pre-tax contributions were limited to a maximum of $12,000 per year. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participant's compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional contributions to the Plan at the end of the year to be distributed among the participants' accounts as established in the Plan's document. The investment of participants' and employer's contributions are directed by participants into various investment options, which include several mutual funds and common stock of First BanCorp., the Bank's parent company. Contributions are subject to certain limitations.

        PARTICIPANT ACCOUNTS

        Each participant's account is credited with the participant's contributions and allocations of (a) the Bank's contributions and (b) Plan earnings, and charged with an allocation of investment management expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the Participant's vested account.

        VESTING

        Participants are immediately vested in their contributions and employer's matching contribution plus actual earnings thereon.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

        Effective January 1, 2002, the Plan was amended to adopt a graded vesting schedule for the Bank's additional contribution as follows:

               YEARS OF                                VESTED
                SERVICE                              PERCENTAGE

              Less than 2                                0%
                2                                        20%
                3                                        40%
                4                                        60%
              5 or more                                  100%

        LOANS TO PARTICIPANTS

        Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000 whichever is less. Loan transactions are treated as a transfer to
        (from) the investment funds from (to) the Participants Loan Fund. Loans are secured by the balance in the participants' accounts and bear interest at the rate determined by the Plan administrator at the time of the loan. Principal and interest is paid ratably through biweekly payroll deductions.

        Substantially all of the participant loans outstanding as of December 31, 2003 consist of loans rolled- over from Chase's plan. The interest rates of these loans range from 4.75% to 9.50%.

        PAYMENT OF BENEFITS

        Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

        Benefits are paid in a lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. If benefit payments are to be deferred, the Plan will earmark the balance as part of its assets in a special account or a deposit certificate with the funds of the former member. Interest earned on such special account is paid to the participant. Such special accounts or certificates do not participate in the allocation of the Bank's contributions or earnings of the Plan's investments. There were no deferred vested benefits at December 31, 2003.

        PLAN EXPENSES AND ADMINISTRATION

        Bank and participant contributions are held by AST Trust Company, as custodian, and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

        Administrative fees are paid by the Bank.

        FORFEITURES

        Forfeited balances of terminated participants' nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan for the following year.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

2.      SUMMARY OF ACCOUNTING POLICIES

        BASIS OF FINANCIAL STATEMENTS

        The Plan's policy is to prepare its financial statements using the accrual basis of accounting.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        CONTRIBUTIONS

        Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants' compensation. Matching employer's contributions are recorded in the same period.

        INVESTMENTS VALUATION AND INCOME RECOGNITION

        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices at the reporting date. First BanCorp's common stock is valued at its quoted market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

        PARTICIPANT LOANS

        Participant loans receivable are valued at the amounts receivable from participants.

        PAYMENT OF BENEFITS

        Benefits are recorded when paid.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

3.      INVESTMENTS

        The following presents the Plan's investments:


                                                             2003                      2002
                                                    ------------------------  ------------------------
                                                       VALUE     # OF SHARES    VALUE      # OF SHARES
                                                    ----------   -----------  ----------   -----------
         Ameristock Mutual Fund*                    $  119,685        3,037   $   37,658        1,140
         Ariel Mutual Fund                              19,455          431           --           --
         Baron Asset Fund                               91,301        2,083       31,615          919
         First BanCorp. Common Stock*                  452,215       11,434       83,356        4,075
         Harbor Bond Mutual Fund*                      227,247       19,209           --           --
         Harbor International Institutional Fund*      153,916        4,184           --           --
         Janus Balanced Fund                           100,277        5,029       32,939        1,842
         Janus Investment Growth & Income*             131,915        4,563       37,744        1,617
         Lazard International Equity                        --           --       29,092        3,621
         Vanguard Money Market*                        534,661      534,661      269,327      269,327
         Vanguard S&P 500 Indexed Fund*                126,866        1,236       41,941          517
         Warburg Pincus Fixed Income*                       --           --      152,874       15,793
         Participant Loans*                            277,481                   428,532           --
                                                    ----------                ----------
                                                    $2,235,019                $1,145,078
                                                    ==========                ==========

        *Investment exceeds five percent of net assets available for benefits.

        During 2003, the Plan's investments (including gains and losses on investments bought and sold) appreciated (depreciated) in value as follows:

         Mutal funds                                       $ 113,159
         Common stock - First BanCorp                        127,673
                                                           ---------
                                                           $ 240,832
                                                           =========

4.      TAX STATUS

        The Internal Revenue Service has determined and informed the Bank under letter dated December 22, 2003 that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code and, therefore, exempt from income taxes.

5.      PLAN TERMINATION

        Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

6.      FORFEITED AMOUNT

        Forfeited non-vested accounts amounted to $1,067 at December 31, 2003. These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the plan or reduce the Bank's future contributions.


7.      RISKS AND UNCERTAINTIES

        The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

8.      ADDITIONAL CONTRIBUTION

        The Board of Directors of the Bank approved in 2004 an additional contribution of approximately $107,257 based on the Bank's 2003 results. Such additional contribution has been recorded as employer contribution receivable in the statement of net assets available for benefits.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H, PART IV, LINE 4(I) ON FORM 5500)                         EXHIBIT I
--------------------------------------------------------------------------------


                                               DESCRIPTION OF
 IDENTITY OF ISSUE OR BORROWER          INVESTMENT OR RATE OF INTEREST                 2003
 Ameristock Mutual Fund                Mutual Fund, 3,037 shares                    $  119,685
 Ariel Mutual Fund                     Mutual Fund, 431 shares                          19,455
 Baron Asset Fund                      Mutual Fund, 2,083 shares                        91,301
 Harbor Bond Mutual Fund               Mutual Fund, 19,209 shares                      227,247
 Harbor International Equity Fund      Mutual Fund, 4,183 shares                       153,916
 Janus Balanced Fund                   Mutual Fund, 5,029 shares                       100,277
 Janus Investment Growth & Income      Mutual Fund, 4,563 shares                       131,915
 Vanguard  S&P 500 Indexed Fund        Mutual Fund, 1,236 shares                       126,866
 Vanguard Prime Money Market Fund      Pooled Fund, 534,661 shares                     534,661
 First BanCorp. Common Stock *         11,434 shares of common stock                   452,215
 Participant loans                     Interest rate ranging from 4.75% to 9.50%       277,481
                                                                                    ----------
                                                                                    $2,235,019
                                                                                    ==========

* Party-in-interest

                                    SIGNATURE



THE PLAN. PURSUANT TO THE REQUIREMENT OF THE SECURITIES EXCHANGE ACT OF 1934, THE BOARD OF TRUSTEES (OR THE PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                         FIRST BANCORP.



        Date:  06/28/04                  By: /s/ Annie Astor-Carbonell
                                             -------------------------------
                                                Authorized Representative


        Date:  06/28/04                  By: /s/ Aida M. Garcia
                                             -------------------------------
                                               Authorized Representative

                               INDEX OF EXHIBITS


EXHIBIT NUMBER             EXHIBIT DESCRIPTION
--------------             -------------------
23                         Consent of PricewaterhouseCoopers LLP